Exhibit 4.14
Amendment Agreement to the Participation Agreements
by and among
1.	BayernKapital Risikokapitalbeteiligungs GmbH, Altstadt 72, 84028 Landshut
  - hereinafter also referred to as “BayernKapital” -
2.	Technologie Beteiligungsfonds Bayern GmbH & Co. KG, Königinstralße 17, 80539 München/Munich
  - hereinafter also referred to as “Technofonds Bayern” -
3.	Micromet AG, Staffelseestr. 2, 81477 München/Munich, eingetragen im Handelsregister des Registergericht München unter/registered with the Commercial Register of the Munich Local Court under HR B 133 040,
  - hereinafter also referred to as “Micromet” or “TU” -
Preamble
A.	On 30 May/1 July 1997, BayernKapital and Micromet have entered into a participation agreement, ending 12/31/2006, establishing a silent partnership among BayernKapital and Micromet with a contribution of BayernKapital with a nominal value of EUR 893,073.53. On 7 July 1999/17 January 2000, Technofonds Bayern and Micromet have entered into a participation agreement, ending 12/31/2008, establishing a silent partnership among Technofonds Bayern and Micromet with a contribution of Technofonds Bayern with a nominal value of EUR 1,661,698.61.

B.	The silent partnership agreements mentioned in sec. A. above were registered with the Commercial Register on 7 September 2000 pursuant to § 292(2) No. 1 German Stock Corporation Act.

C.	The shareholders of Micromet AG intend to contribute their shares in the Company to Micromet, Inc., with its registered seat in Delaware, USA. This company shall henceforth act under the name Micromet, Inc., Delaware, USA. To this end, on 6 January 2006, Micromet AG entered into an Agreement and Plan of Merger and Reorganization with Micromet, Inc., Delaware, CancerVax Corporation, Delaware and Carlsbad Acquisition Corporation, Delaware with the consent of BayernKapital and Technofonds Bayern (hereinafter also referred to as “Merger Agreement”). The parties intend to amend the participation agreements in light of the forthcoming change of the shareholder structure.

1.

          NOW, THEREFORE, the parties hereby agree as follows:
§1
Repayment of the
Participation Agreements
1.	The parties are in agreement that the consummation of the transactions contemplated in the Merger Agreement does not have any impact on the term of the Participation Agreements among the parties except as provided for in § 1(2) below, wherefore § 4(4) of such Participation Agreements shall not be applicable in case this agreement becomes effective (§ 4). The Participation Agreements shall remain in force for a defined term as provided for in the Participation Agreements (until 12/31/2006 and 12/31/2008, respectively), except as provided for in § 1(2) below.
2.	The parties are in agreement that in the event of the consummation of one or more further rounds of financing (as defined below) of Micromet, Inc. or a successor in interest in case of merger (hereinafter collectively referred to as “Micromet, Inc.”) after the consummation of the transactions contemplated in the Merger Agreement and after consummation of the financing agreed in the Investment Agreement Micromet AG October 11, 2005 (hereinafter referred to as “Further Financing”), the silent participations of BayernKapital and Technofonds Bayern will be terminated, completely or partially, pursuant to the following provisions. Consummation of a further round of financing in this context shall be defined as the raising of further equity capital in the course of a share capital increase or as contributions to the equity capital after acquisition of shares as well as the issuance of loans with stock option, convertible bonds, convertible loans or comparable instruments convertible into equity or with attached equity options; provided, however, that in this context the issuance of convertible bonds, convertible loans or comparable instruments convertible into equity in the course of co-operations of Micromet, Inc. and/or Micromet AG as well as the raising of pre-financing for bridging the financing requirements until the consummation of a further round of financing shall expressly not be considered as the consummation of a further round of financing.
2.1	20% of all financing capital of whatever kind raised by Micromet, Inc. in the course of the Further Financings (including such financing capital raised from Investors of the Further Financing or from existing shareholders, even if such capital consists in non-equity means, or raised in the course of a pre-financing for bridging the financing requirements until the consummation of a further round of financing, to the extent that these are not repaid in connection with the consummation of the ensuing Further Financing), respectively, shall be used for the early repayment to BayernKapital and Technofonds Bayern in accordance with this § 1(2), but not more than an amount equal to the sum of the total outstanding claims of BayernKapital and Technofonds Bayern (nominal value not repaid plus fixed compensation accrued but not paid plus unpaid final compensation as of the time of the consummation of the respective Further Financing) (hereinafter referred to as “Total Claim”) at the time of the

2.

consummation of the respective Further Financing (hereinafter referred to as “Repayment Amount”).
2.2	If the Repayment Amount of the respective Further Financing is not sufficient to satisfy the Repayment Amount, then the Repayment Amount shall first be used to pay (in full or in part) to BayernKapital and Technofonds Bayern the fixed compensation accrued but not paid; the Repayment Amount remaining after such payments shall then be used to repay (in full or in part) the nominal value of the silent partnership of BayernKapital not repaid together with the corresponding final compensation agreed in the contract as of the time of the consummation of the respective Further Financing; the Repayment Amount remaining after such payments shall finally be used to repay (in full or in part) the not repaid nominal value of the silent partnership of Technofonds Bayern together with the corresponding final compensation agreed in the contract as of the time of the consummation of the respective Further Financing. “In part” shall mean that the Repayment Amount shall be split proportionately among the nominal value and the corresponding final compensation. The silent participation terminates upon the consummation of the Further Financing to the extent that the Repayment Amount is so allocated to the nominal value.

2.3	The payments under this § 1(2) shall become due for payment within 14 days after the receipt by Micromet, Inc. of the financing capital out of the respective Further Financing. To the extent that the nominal values of the Participation Agreements among the parties are not to be repaid early under this § 1(2), the fixed term provided for in the Participation Agreements shall remain unaffected; the nominal values which are not to be repaid early under this § 1(2) become due for repayment to BayernKapital and Technofonds Bayern, respectively, after the end of such fixed term together with the corresponding final compensation agreed in the contracts.
§2
Final Compensation
§ 8(4) third sub-paragraph of the participation agreement among Micromet and BayernKapital dated 30 May/1 July 1997 is deleted. § 8(4) third sub-paragraph of the participation agreement among Micromet and Technofonds Bayern dated 7 July 1999/17 January 2000 is deleted to the extent and only to the extent that a payment of the final compensation occurs pursuant to § 1(2) of this Agreement; apart from that, § 8(4) third sub-paragraph of the participation agreement among Micromet and Technofonds Bayern dated 7 July 1999/17 January 2000 remains unaffected. To the extent that § 8(4) third sub-paragraph of the participation agreements is deleted in accordance with the preceding provisions, the parties are in agreement that the final compensation is payable in the full amount as provided for in the first and second sub-paragraph of § 8(4) of the participation agreements.

3.

§3
Further Amendments
1.	For the early repayment of the silent partnership pursuant to § 1(2) of this Agreement the notice period and the termination dates of § 10(2) of the Participation Agreements is terminated. In this respect, only § 1(2) above shall apply.

2.	§ 10(2) 4th indentation of the Participation Agreements shall apply accordingly with regard to Micromet, Inc., Delaware, USA.

3.	Save as provided otherwise, the provisions of the Participation Agreements remain unaffected.
§4
Condition Precedent
This amendment agreement shall come into force as soon as all of the following conditions are fulfilled:
(a)	Consent of the Shareholders’ Meeting of Micromet AG to the present amendment agreement as well as the application for and the registration of these amendments in the Commercial Register;

(b)	Production of the guarantee declarations duly signed by Micromet, Inc. in accordance with the forms attached as Annex A and Annex B;

(c)	Contribution of more than 80% of the shares in Micromet AG to Micromet, Inc.
§5
Consent
     BayernKapital and Technofonds Bayern hereby grant their consent pursuant to § 5 of the Participation Agreements to the contribution of the shares in Micromet AG in Micromet, Inc. as provided in detail in the Merger Agreement. After the consent of the Shareholders’ Meeting has been granted, Micromet AG will cause the registration of this Amendment Agreement with the Commercial Register without undue delay.
§6
Final Provisions
1.	Changes and amendments to this Agreement require the written form. Oral side agreements to this Agreement do not exist.

2.	In the event that a provision of this Agreement is invalid, the validity of the remaining provisions shall not be affected thereby. The parties are under an obligation to replace invalid provisions of this Agreement by such valid provisions, which correspond to the intent and purpose of the invalid provisions to the closest possible extent.

4.

3.	Place of jurisdiction for all disputes out of this Agreement or its performance shall be Munich.

4.	The wording decisive for this Agreement shall be the wording in the German language.

Landshut, 31 January 2006	Munich, 31 January 2006

/s/	/s/

(Bayern Kapital Risikokapitalbeteiligungs GmbH)	(Technologie Beteilingungsfonds Bayern GmbH & Co. KG)
Munich, 6 February 2006

/s/ Christian Itin

/s/ Gregor K. Mirow

     (Micromet AG)

5.

Exhibit 4.14
Annex A
[Letterhead of Micromet, Inc., Delaware, USA]
BayernKapital Risikokapital-beteiligungs GmbH
Altstadt 72
84028 Landshut
Dear Sir or Madam,
Micromet, Inc. hereby assumes the unconditional and irrevocable guarantee for the timely and complete payment of all of your claims including, but not limited to, fixed compensation, final compensation, profit participation, and contribution resulting from the Silent Participation Agreement between you and Micromet AG, Munich, dated 30 May/1 July 1997, as amended by an amendment agreement dated                      2006, or its termination. We will pay upon first demand. Micromet, Inc., Delaware, USA is only entitled to raise such objections or defenses which could be raised by Micromet AG, Munich as well.
Moreover, the Guarantor unconditionally and irrevocably undertakes for the duration of the participation agreement (i) to transfer essential parts of Micromet AG, Munich to another company only with your prior written consent, except for out-licensing, partnering and similar transactions of Micromet AG; in this respect, your consent is only required if this is provided for in § 5 of the Participation Agreements; and (ii) not to dispose of, reduce or in any other direct or indirect way amend the participations in Micromet AG, Munich in full or in part. Our liability is limited to such claims which become due at a point in time at which we directly or indirectly hold a majority interest in Micromet AG.
Micromet, Inc. undertakes to forward to you an originally signed copy accompanied by an audit certificate of a person entitled to such audit of the consolidated annual financial statements drawn up and audited in accordance with the provisions of the jurisdiction applicable to it without undue delay after the audit is completed.
Micromet, Inc. undertakes to ensure that the Shareholders’ Meeting of Micromet AG consents to the amendment agreement to the participation agreements immediately after the acquisition of the shares in Micromet AG, Munich by Micromet, Inc., unless such consent has already been given.
Micromet, Inc. undertakes to ensure that the obligations out of this guarantee are assumed by the legal successor of Micromet, Inc. in the course of the reverse merger provided for in the Merger Agreement dated 6 January 2006.
This guarantee is subject to the laws of the Federal Republic of Germany. Exclusive place of jurisdiction shall be Munich or in addition, upon election of BayernKapital, at the seat of Micromet, Inc. The wording decisive for this guarantee shall be the wording in the German language.
Sincerely yours,
The above guarantee is hereby acknowledged:
Landshut, the ___________________________________
Munich, the ____________________________________

Exhibit 4.14
Annex B
[Letterhead of Micromet, Inc., Delaware, USA]
Technologie Beteiligungsfonds Bayern GmbH & Co. KG
Königinstralße 17
80539 München
Dear Sir or Madam,
Micromet, Inc. hereby assumes the unconditional and irrevocable guarantee for the timely and complete payment of all of your claims including, but not limited to, fixed compensation, final compensation, profit participation, and contribution resulting from the Silent Participation Agreement between you and Micromet AG, Munich, dated 07 July 1999/17 January 2000, as amended by an amendment agreement dated                      2006, or its termination. We will pay upon first demand. Micromet, Inc., Delaware, USA is only entitled to raise such objections or defenses which could be raised by Micromet AG, Munich as well.
Moreover, the Guarantor unconditionally and irrevocably undertakes for the duration of the participation agreement (i) to transfer essential parts of Micromet AG, Munich to another company only with your prior written consent, except for out-licensing, partnering and similar transactions of Micromet AG; in this respect, your consent is only required if this is provided for in § 5 of the Participation Agreements; and (ii) not to dispose of, reduce or in any other direct or indirect way amend the participations in Micromet AG, Munich in full or in part. Our liability is limited to such claims which become due at a point in time at which we directly or indirectly hold a majority interest in Micromet AG.
Micromet, Inc. undertakes to forward to you an originally signed copy accompanied by an audit certificate of a person entitled to such audit of the consolidated annual financial statements drawn up and audited in accordance with the provisions of the jurisdiction applicable to it without undue delay after the audit is completed.
Micromet, Inc. undertakes to ensure that the Shareholders’ Meeting of Micromet AG consents to the amendment agreement to the participation agreements immediately after the acquisition of the shares in Micromet AG, Munich by Micromet, Inc., unless such consent has already been given.
Micromet, Inc. undertakes to ensure that the obligations out of this guarantee are assumed by the legal successor of Micromet, Inc. in the course of the reverse merger provided for in the Merger Agreement dated 6 January 2006.
This guarantee is subject to the laws of the Federal Republic of Germany. Exclusive place of jurisdiction shall be Munich or in addition, upon election of Technofonds Bayern, at the seat of Micromet, Inc. The wording decisive for this guarantee shall be the wording in the German language.
Sincerely yours,
The above guarantee is hereby acknowledged:
Munich, the ____________________________________